

Mail Stop 3720

May 5, 2006

Via U.S. Mail and Fax
Mr. William Trubeck
Chief Financial Officer
H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

> RE: **H&R Block, Inc.**
> **Form 10-K/A amendment No. 2 for year ended April 30, 2005**
> **Filed March 31, 2006**
> **Form 10-Q's for quarters ending July 31, 2005, October 31, 2005 and**
> **January 31, 2006**
> **File No. 1-06089**

Dear Mr. Trubeck:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A amendment No. 2 for year ended April 30, 2005

Note 2. Restatements of Previously Issued Financial Statements

1. We note that the restatement reflects an error in calculating the gain on sale of residual interests in fiscal year 2003, resulting in an overstatement in gain on sales of mortgage assets for that year of $37.6 million. Tell us in more detail about the nature of the error that caused this restatement. Also, tell us the period you are recognizing the gain and why this is the appropriate accounting treatment. It is unclear why you are correcting the error by deferring a portion of the gain and recognizing it in subsequent periods as accretion of residual interests.

Form 10-Q/A for the quarter ended January 31, 2006

Note 6. Mortgage Banking Activities, page 9

2. We note that you changed your assumptions used to value your MSRs in the quarter ending October 31, 2005. Describe for us the prior method of determining assumptions, the new methodology and the reasons for the change. Also, tell us if your servicing cost assumptions are based on market participant experience or entity specific information. Explain how servicing costs are affected by "interest paid to bondholders on monthly loan prepayments and higher discount rates" as disclosed at page 9.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Mr. William Trubeck
H&R Block, Inc.
May 5, 2006
Page 3

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Nasreen Mohammed, Staff Accountant, at (202) 551-3773 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director